UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

September 1, 2015

Commission File Number 001-33085

RR Media Ltd.
(Translation of registrant’s name into English)

RR Media Building
Hanegev Street
POB 1056
Airport City 70100, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

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Rapac Communication and Infrastructure Ltd. (Rapac), a shareholder of RR Media Ltd. (RR Media), holding approximately 34.15% of RR Media’s share capital, reported, following a publication in the Israeli press, that it was informed by RR Media that RR Media was approached by an international corporation with a non-binding preliminary indication of interest for the acquisition of RR Media. Rapac’s announcement clarified that the indication of interest is at a preliminary stage, the parties have not agreed on the terms of the transaction, including RR Media’s valuation, and there is no assurance that the parties will enter into a binding agreement.

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This report contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about RR Media and the industry as of the date of this report. RR Media undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including risks indicated in RR Media's filings with the Securities and Exchange Commission (SEC). For more details, please refer to RR Media's SEC filings and the amendments thereto, including RR Media's Annual Report on Form 20-F for the year ended December 31, 2014 and Current Reports on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RR Media Ltd.

By:	/s/ Orna Naveh
Name:	Orna Naveh
Title:	General Counsel and Company Secretary